                                                                 EXHIBIT 12-3

MCN INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Thousands)

                                                         Twelve Months            Twelve Months          Twelve Months
                                                             Ended                    Ended                  Ended
                                                         March 31, 1998          December 31, 1997      December 31, 1996
                                                      ---------------------   ---------------------    -------------------
      EARNINGS AS DEFINED (1) (4)
      Pre-tax income (2)                                 $ 61,063                   $ 51,892             $ 21,899
      Fixed charges (3)                                    71,334                     65,891               41,628
                                                         --------                   --------             --------
           Earnings as defined                           $132,397                   $117,783             $ 63,527
                                                         ========                   ========             ========

      FIXED CHARGES AS DEFINED (1)  (4)
      Interest, expensed                                 $ 69,932                   $ 64,434             $ 40,523
      Interest, capitalized                                16,517                     15,002                8,002
      Amortization of debt discounts, premium
           and expense                                      1,098                      1,183                  982
      Interest implicit in rentals                            304                        274                  123
                                                         --------                   --------             --------

           Fixed charges as defined                      $ 87,851                   $ 80,893             $ 49,630
                                                         ========                   ========             ========

      Ratio of Earnings to Fixed Charges                     1.51                       1.46                 1.28
                                                         ========                   ========             ========



(1) Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.